UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                             ReGen Biologics, Inc.
                                (Name of Issuer)



                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)



                                   75884M 104
                                 (CUSIP Number)



                              September 16 , 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

                                  SCHEDULE 13G
------------------------------------      ------------------------------------
CUSIP No.         75884M  104                       Page 2 of 7 Pages
------------------------------------      ------------------------------------

================================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Allen & Company Incorporated
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)  [    ]            (b)  [ x ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
New York
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
5  SOLE VOTING POWER
     2,901,220(1)
--------------------------------------------------------------------------------
6  SHARED VOTING POWER
         0
--------------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
     2,901,220(1)
--------------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,901,220(1)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                          [X]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       9.5%(1)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
       CO
===========================================================================

     (1) Includes 492,785 shares issuable upon the conversion of Series A Preferred Stock, 557,991 shares issuable upon the conversion of Series C Preferred Stock and 335,289 shares issuable upon the conversion of warrants. Excludes 52,162 warrants because these warrants are not currently exercisable within 60 days. Allen Holding Inc. owns 100% of the outstanding stock of Allen & Company Incorporated and so may be deemed to beneficially own the shares which Allen & Company Incorporated owns.

                                  SCHEDULE 13G
------------------------------------       ------------------------------------
CUSIP No.         75884M  104                        Page 3 of 7 Pages
------------------------------------       ------------------------------------

================================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Allen Holding Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [    ]                (b)  [ x ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
5  SOLE VOTING POWER
0
--------------------------------------------------------------------------------
6  SHARED VOTING POWER
0
--------------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
0
--------------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                       [X]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.5%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
HC
===========================================================================

     (1) Includes 492,785 shares issuable upon the conversion of Series A Preferred Stock, 557,991 shares issuable upon the conversion of Series C Preferred Stock and 335,289 shares issuable upon the conversion of warrants. Excludes 52,162 warrants because these warrants are not currently exercisable within 60 days. Allen Holding Inc. owns 100% of the outstanding stock of Allen & Company Incorporated and so may be deemed to beneficially own the shares which Allen & Company Incorporated owns.

                                  SCHEDULE 13G

------------------------------------       ------------------------------------
CUSIP No.         75884M  104                        Page 4 of 7 Pages
------------------------------------       ------------------------------------

     SUMMARY: The Reporting Persons, Allen & Company Incorporated and Allen & Holding Inc., make this filing on the Schedule 13D to replace the filing previously made as Amendment No. 1 to the Reporting Persons' Schedule 13D (the "Schedule 13D"). As disclosed on the Schedule 13D dated October 3, 2003 and a Form 4 dated December 23, 2002 filed by Allen & Company Incorporated, the Reporting Persons are no longer subject to a certain Stockholders' Agreement pursuant to which the Reporting Persons were deemed to have voting power with respect to approximately 50.4% of the Issuer's common stock. As of the date hereof, the Reporting Persons are the beneficial owners of less than 10% of the Issuer's common stock. As such the Reporting Persons' holding in the Issuer's common stock are passive in nature and the Reporting Persons believe the beneficial ownership reported here in is appropriately disclosed on the Schedule 13G.

Item 1.

                  (a)      Name of Issuer:

                           ReGen Biologics, Inc.


                  (b)      Address of Issuer's Principal Executive Office:

                           1290 Bay Dale Drive
                           PMB 351
                           Arnold, MD  21012

Item 2.

                  (a)      Name of Person Filing:

                           Allen & Company Incorporated ("ACI")
                           Allen Holding Inc. ("AHI")

                  (b)      Address of Principal Office or, if None, Residence:

                           711 Fifth Avenue, New York, NY  10022


                  (c)      Citizenship:

                           ACI:  New York
                           AHI:  Delaware

                  (d) Title of Class of Securities: Common Stock, par value $0.01 per share

                  (e)      CUSIP Number:  04268Q-101

                                  SCHEDULE 13G
------------------------------------      ------------------------------------
CUSIP No.         75884M  104                    Page 5 of 7 Pages
------------------------------------      ------------------------------------

Item 3. If this Statement is filed pursuant to Rule 13(d)-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not Applicable.


Item 4.           Ownership.

                  (a)      Amount Beneficially Owned:   2,901,220(1)


                  (b)      Percent of Class:  9.5%


                  (c)      Number of Shares to Which Such Person Has:

                             (i)     Sole voting power - 2,901,220(1)
                            (ii)     Shared voting power - 0

                           (iii)     Sole dispositive power -2,901,220(1)
                            (iv)     Shared dispositive power - 0

     (1) Includes 492,785 shares issuable upon the conversion of series A Preferred Stock, 557,991 shares issuable upon the conversion of Series C Preferred Stock and 335,289 shares issuable upon the conversion of warrants. Excludes 52,162 warrants because these warrants are not currently exercisable within 60 days. AHI owns 100% of the outstanding stock of ACI and so may be deemed to beneficially own the shares which ACI owns.


Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

                                  SCHEDULE 13G
------------------------------------     ------------------------------------
CUSIP No.         75884M  104                     Page 6 of 7 Pages
------------------------------------     ------------------------------------

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable

     Item 8. Identification and Classification of Members of the Group.

                  Not Applicable

     Item 9. Notice of Dissolution of Group.

                  Not Applicable

     Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SCHEDULE 13G
------------------------------------    ------------------------------------
CUSIP No.         75884M  104                     Page 7 of 7 Pages
------------------------------------    ------------------------------------

     Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 6, 2003

Allen & Company Incorporated


By:      /s/ Rosemary Fanelli
       -----------------------
         Name:        Rosemary Fanelli
         Title:       Vice President, Chief Administrative Officer and Secretary


Allen Holding Inc.

By:      /s/ Rosemary Fanelli
       ----------------------
         Name:        Rosemary Fanelli
         Title:       Vice President, Chief Administrative Officer and Secretary